Filed pursuant to Rule 424(b)(3)
File No. 333-119338

                                            JANUARY 16, 2009

SUPPLEMENT DATED JANUARY 16, 2009 TO PROSPECTUS DATED DECEMBER 3, 2007

Dear Investor(s):

GRANT PARK FUTURES FUND DECEMBER PERFORMANCE UPDATE
FUND	DECEMBER	2008 YTD	Total NAV	NAV/Unit
Grant Park Futures Fund Class A Units	1.08%	19.91%	$89.1M	$1,570.200
Grant Park Futures Fund Class B Units	1.01%	18.88%	$554.5M	$1,358.474
ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES

Long fixed income positions accounted for the bulk of Grant Park’s gains this past month.  Increased demand for risk-averse debt instruments caused a sector wide rally alongside positions.  The U.S. government was a main driver in the sector as it attempted to drive down mortgage rates by buying Treasuries.  Speculative buying by investors looking to take advantage of the expected monetary policy shift by the Federal Reserve also added to the rally.

Positions in the energy markets also posted gains this past month.  Short positions in crude oil and natural gas were among the top performers as 20% and 14% respective declines bolstered profits.

Grant Park produced modest gains in the metals markets.  The current global economic slowdown provided a bearish environment for the base metals markets.  Short aluminum and copper positions drove positive sector performance.

Grant Park’s short positions in the equity indices markets posted minor setbacks this past month.  Interest rate cuts by major central banks and the eventual passing of a bailout plan for U.S. automakers served as a bullish indicator which caused most major indices to finish slightly higher for the month.

Short positions in the grains markets finished slightly lower.  A combination of poor weather forecasts in South America and increased grain demand from China drove up prices in the soybean complex (which includes soybeans, soybean oil, and soymeal) against positions.

The currencies markets proved difficult for Grant Park’s long U.S. dollar positions last month.  The Federal Reserve’s decision to bring interest rates to nearly zero weighed heavily on the dollar pushing it lower against long emerging currency positions including the South Korean won, Chilean peso, and Singapore dollar.  Conversely, the rate cut also helped Grant Park offset a portion of sector losses.  The portfolio’s long Japanese yen positions against the dollar made gains as speculators liquidated positions in the weakened dollar in exchange for a strengthening yen.

OTHER FUND NEWS
Please be advised that Grant Park will be issuing a Schedule K-1 (Form 1065) to all partners for the 2008 tax year and they will be mailed in mid-February.  The Schedule K-1 will contain a reconciliation of your Grant Park capital account and your share of Grant Park’s taxable items necessary to prepare your federal income tax return.

Monthly investor statements are available online.  To register for online access, please visit www.dearborncapital.com, choose the link for Client Services and register your account.  You may also elect to stop receiving paper statements by completing the Request for Paper Statement Elimination form and returning it to our office via mail or fax.  If you have any questions, or are unable to register your account, please contact Client Services at 800-217-7955 or funds@dearborncapital.com

Sincerely,

David Kavanagh
President

Enclosures

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS
THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE, OFFERING BY PROSPECTUS ONLY

Daily fund performance is available on our website at www.dearborncapital.com along with weekly commentary.   Weekly performance information is also available on our performance hotline at (312)788-2272 or (866) 516-1574 (toll free)

555 West Jackson      Suite 600      Chicago, IL 60661      312.756.4450      312.756.4452      fax 800.217.7955
Performance Hotline: 866.516.1574 (Toll Free)      www.dearborncapital.com

GRANT PARK FUTURES FUND, LIMITED PARTNERSHIP
ACCOUNT STATEMENT
(PREPARED FROM BOOKS WITHOUT AUDIT)
FOR THE MONTH ENDED
DECEMBER 31, 2008
Statement of Income
	Month (A Units) In US $	Year to Date (A Units) In US $	Month (B Units) In US $	Year to Date (B Units) In US $	Month Total In US $	Year to Date Total In US $
Trading Income (Loss):
Realized Trading Income (Loss)	2,787,096	23,632,214	17,155,008	135,245,867	19,942,104	158,878,081
Change in Unrealized Income (Loss)	(1,164,037)	(472,952)	(7,164,828)	(1,703,140)	(8,328,865)	(2,176,092)
Brokerage Commissions	(12,827)	(187,492)	(78,953)	(1,097,870)	(91,780)	(1,285,362)
Exchange, Clearing Fees and NFA charges	(24,702)	(302,290)	(152,045)	(1,780,800)	(176,747)	(2,083,090)
Other Trading Costs	(74,281)	(749,182)	(457,213)	(4,425,756)	(531,494)	(5,174,938)
Change in Accrued Commissions	(2,749)	10,794	(16,935)	57,281	(19,684)	68,075

Net Trading Income (Loss)	1,508,500	21,931,092	9,285,034	126,295,582	10,793,534	148,226,674

Other Income:
Interest, U.S. Obligations	77,795	660,966	478,838	3,921,363	556,633	4,582,329
Interest, Other	92,391	1,622,605	568,684	9,442,065	661,075	11,064,670
US Govt Sec Gain/Loss	2,421	10,086	14,904	62,683	17,325	72,769

Total Income (Loss)	1,681,107	24,224,749	10,347,460	139,721,693	12,028,567	163,946,442

Expenses:
Incentive Fees to Trading Managers	213,979	4,462,701	1,317,074	25,696,510	1,531,053	30,159,211
Administrative Fees	19,094	204,695	117,524	1,207,857	136,618	1,412,552
O&O Expenses	15,275	163,756	282,057	2,898,858	297,332	3,062,614
Brokerage Expenses	462,063	4,953,617	3,055,614	31,404,294	3,517,677	36,357,911
Illinois Replacement Tax

Total Expenses	710,411	9,784,769	4,772,269	61,207,519	5,482,680	70,992,288

Net Income (Loss)	970,696	14,439,980	5,575,191	78,514,174	6,545,887	92,954,154

Statement of Changes in Net Asset Value

Beginning Balance	85,102,297	72,077,907	536,823,719	383,607,889	621,926,016	455,685,796
Additions	4,772,900	21,802,983	16,372,115	134,317,180	21,145,015	156,120,163
Net Income (Loss)	970,696	14,439,979	5,575,191	78,514,174	6,545,887	92,954,153
Redemptions	(1,726,244)	(19,201,220)	(4,295,465)	(41,963,683)	(6,021,709)	(61,164,903)

Balance at DECEMBER 31, 2008	89,119,649	89,119,649	554,475,560	554,475,560	643,595,209	643,595,209
Total Units Held at End of The Period		56,756.87619		408,160.73698
Net Asset Value Per Unit		1,570.200		1,358.474
Rate of Return	1.08%	19.91%	1.01%	18.88%

To the best of my knowledge and belief the information
contained herein is accurate and complete.

DAVID KAVANAGH, PRESIDENT
FOR DEARBORN CAPITAL MANAGEMENT, LLC
GENERAL PARTNER OF GRANT PARK FUTURES FUND LIMITED PARTNERSHIP